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                              Exhibit 4 to Form 8-K




                                 August 7, 1995


FOR IMMEDIATE RELEASE



                           PROTECTIVE LIFE CORPORATION
             DECLARES QUARTERLY DIVIDEND AND ADOPTS NEW RIGHTS PLAN


The Board of Directors of Protective Life Corporation today declared a quarterly dividend and adopted a new stockholder rights plan. The new rights plan will replace the Company's existing rights plan, which was adopted in 1987. The purpose of adopting the new rights plan was to bring the Company's plan into line with more up-to-date rights plans. The new rights plan was not adopted in response to any specific effort to gain control of the Company, and the Board of Directors is not aware of any such effort.

Rights outstanding under the Company's original rights plan will be redeemed August 18, 1995 by the Company. Holders of the old rights of record as of the close of business on August 18, 1995 will receive $.005 per right. This amount will be included in the check containing the Company's quarterly dividend of $.155 per share, which will be paid September 1, 1995 to stockholders of record also as of August 18, 1995, for a total of $.16 per share. The new rights will have an exercise price of $110.00 and will be distributed on August 18, 1995 to stockholders of record as of the close of business on that date. The new rights will become exercisable if certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's voting shares.


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